Exhibit 99.1

Atna Commences Drilling Program at Pinson

Vancouver, B.C. (May 18, 2005). Atna Resources Ltd. (ATN:TSX) is pleased to announce that a drill program is in progress at the Pinson gold project, Humboldt County, Nevada. Twenty-one drill holes totaling 16,000 feet are planned from surface as an initial step to explore and delineate the upper part of the Range Front Zone and to convert Indicated and Inferred resources to a Measured category. Reverse Circulation pre-collar holes have begun and will be followed by core tails. Several unanticipated zones of gold mineralization have been encountered in four of six completed RC pre-collars and are reported as follows:

RANGE FRONT ZONE - Pre-collar RC Results
Drill Hole	Depth (ft)	From (feet)	To (ft)	Length - ft (m)	Au opt (g/t)
APRF-231	1,000.0	640.0	645.0	5.0 (1.5)	0.184 (6.3)
APRF-232	360.0	305.0	320.0	15.0 (4.6)	0.110 (3.8)
APRF-233	560.0	515.0	560.0	45.0 (13.7)	0.189 (6.5)
(including)		515.0	525.0	10.0 (3.1)	0.526 (18.0)
APRF-236	500.0	280.0	285.0	5.0 (1.5)	0.365 (12.5)
(and)		350.0	415.0	65.0 (19.8)	0.120 (4.1)
(including)		350.0	355.0	5.0 (1.5)	0.446 (15.3)

These intersections represent new potential opportunities for both high grade and open pit targets. Additional drilling will be required to further explore the potential of these areas.

The Pinson gold project hosts Measured and Indicated Resources of 1.758 million tons grading 0.30 oz/ton gold at at 0.15 oz/ton gold (519,000 contained ounces). Additionally, the project is estimated to host Inferred Resources of 4.211 million tons grading 0.32 oz/ton gold at a cut-off of 0.15 oz/ton gold (1.332 million contained ounces gold). The resource estimate is supported by a SEDAR filed 43-101 technical report. The gold resource zones are open along strike and down dip. Several other promising targets exist on the property with promise for discovery of additional resources.

Atna is building a successful gold exploration, development, and mining enterprise in Nevada. The company is exploring and developing a portfolio of gold projects, including the Pinson mine, where underground exploration and development will begin during the second quarter of 2005.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com